Room 4561

June 23, 2006

Janice P. Anderson
Chairman and Chief Executive Officer
Onyx Software Corporation
1100 112th Avenue NE, Suite 100
Bellevue, Washington 98004

Re: Onyx Software Corporation
Preliminary Proxy Statement on Schedule 14A filed June 16, 2006
File No. 0-25361

Dear Ms. Anderson:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

The Merger

Background of the Merger, page 12

1.   We note the offer by CDC to acquire your company dated June 21, 2006 and your subsequent press release dated June 22, 2006 regarding your board's determination that such an offer would not reasonably be expected to lead to a superior transaction. Please update your disclosure in your proxy statement with respect to the foregoing developments. Please also provide us your consideration as to whether CDC's recent

Janice P. Anderson
Onyx Software Corporation
June 23, 2006
Page 2

offer and your determination with respect to such offer should be briefly discussed in
your summary.

M2M's Financing, page 29

2.   We note that the consummation of the transaction is subject to debt financing
commitments to M2M of approximately $125,000,000. In turn, such commitments are
conditioned upon M2M's delivery of evidence that M2M's adjusted EBITDA (taking
into account the transactions contemplated by the merger agreement) meets certain
minimum threshold requirements. In light of this condition, the factual basis of your
belief that the financing of the transaction is assured is not clear. Please expand your
disclosure to address this matter. Please explain to us why information for M2M
pursuant to Item 14(c)(1) of Schedule 14A is not required in accordance with Instruction
2(a) of Item 14 of Schedule 14A.

Interests of Onyx Directors and Management in the Merger, page 29

3.   Please expand to discuss whether M2M plans to retain management subsequent to the
consummation of the transaction. Per your press release dated June 22, 2006, we note
that M2M has advised you that your chief executive officer and chief financial officer are
not expected to continue beyond a transition period. Please discuss whether the
fulfillment of such expectations would cause severance payments to be due and quantify
the payments.

Support Agreements, page 45

4.   We note that certain individuals who executed the support agreements also comprise your
executive officers and directors. Please disclose any relationship to you of those
individuals who have entered into the support agreements who do not appear to be
executive officers or directors.

5.   Please discuss how the obligations of your directors under the support agreements may
pose a conflict of interest with the fiduciary obligations of such directors to consider a
subsequent superior proposal.

6.   Please discuss the ramifications, if any, of an individual not fulfilling their obligations
under their support agreement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal